

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 2, 2016

T. Andrew Smith
Chief Executive Officer
Brookdale Senior Living, Inc.
111 Westwood Place, Suite 400
Brentwood, TN 37027

> **Re: Brookdale Senior Living, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response Dated October 11, 2016**
> **File No. 1-32641**

Dear Mr. Smith:

We have reviewed your October 11, 2016 response to our comment letter and have the following comment. Please comply in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

We note your response and continue to believe that your non-GAAP presentation of CFFO, that includes CFFO of unconsolidated ventures, is inconsistent with Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise accordingly.

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications